Exhibit 99.1
PRESS RELEASE
SIFY Reports U.S. GAAP Results for the year and fourth Quarter ended 31st March 2007
Sify posts maiden net profit of $2.3 million for the year
Full year revenues grow by 17.9%
Chennai, India, Monday, 23rd April 2007: Sify Limited (Nasdaq National Market: SIFY), a leader in consumer Internet and Enterprise Services in India with global delivery capabilities, announced today its Unaudited consolidated US GAAP results for the year and fourth quarter ended 31st March 2007.
Performance Highlights for the year 2006-07:
•	Sify reported revenues of $ 128 million for the full financial year 2006-07, 17.9 % higher than the previous year.

•	Net profit for the year was $ 2.3 million compared to a net loss of $3.50 million for the previous fiscal.

•	Net profit for the year was impacted due to Provision for Doubtful Debts (PDD) on overdue amounts carried on the books for a period of time amounting to $ 5.7 million.

•	Cash profit, in Adjusted EBITDA terms, grew from $ 6.7 million in the last financial year to $ 11.6 million for the current fiscal, a 76% increase over the previous year. See below for a reconciliation of Adjusted EBITDA.

•	Gross margin for the year improved from 45.9% in the previous fiscal to 47.3% for the current year.
Performance Highlights for Quarter 4:
•	Sify reported revenues of $ 33.0 million for the quarter ended 31st March 2007, 10.7 % higher than the quarter ended 31st March 2006. The sequential growth in revenues over the previous quarter was at 2.5%.

•	Net loss for the quarter was $ 1.7 million compared to a net profit of $0.6 million in the same quarter of the previous fiscal year.

•	Net profit for the quarter was impacted due to the following reasons: Provision for Doubtful Debts (PDD) on overdue amounts carried on the books for a period of time amounted to $ 2.39 million during the quarter; Exchange loss of $ 0.4 million incurred on account of the stronger Rupee against the Dollar.

•	Cash profit for the quarter, in Adjusted EBITDA terms, was $ 0.5 million compared to $2.8 million in the same quarter of the previous fiscal year. See below for a reconciliation of Adjusted EBITDA.

•	Sify ended the quarter with a cash balance of $ 52.69 million after capital expenditures of $ 3.19 million during the quarter
Mr. Raju Vegesna, Board Chairman and MD & CEO, Sify Limited, said, “I am extremely pleased that we have been able to report a net profit for the year for the first time, despite the restructuring of the businesses that we have effected over the last six months. These changes are now falling in place for future growth and profitability, while the initiatives launched during the last quarter should generate the momentum going forwards particularly in the consumer businesses. I am also satisfied that we now have a strong management team in place to build the business going forwards. I believe that most of what we wanted to put in place by the end of this financial year has been achieved, and we can now turn our focus and collective energies to building profitable growth going forwards”.
Mr. Pijush K Das, Chief Financial Officer, Sify Limited, said, “We have taken some bold financial decisions, particularly with regard to doubtful debts, in the interest of our financial health going forwards. We are also reworking our billing and collection systems to ensure that these are minimized in future. I am also confident the steps taken over the last two quarters for increased efficiencies and margin improvements will deliver greater results going forwards. We are now well set to focus on building the businesses for revenue growth and profitability for the financial year 2007-08”.

Summarised Results : (Unaudited)
( In $ million, all translated at $1 = Rs. 43.1 )

Description	Quarter ended		Quarter ended	Year ended	Year ended
	31-Mar		31 Dec	31 Mar	31 Mar
	2007	2006	2006	2007	2006

Corporate services	19.5	16.2	18.8	74.1	58.7
Retail internet access	10.6	11.2	10.6	43.4	42.1
Interactive services	1.6	1.3	1.8	6.5	4.2
Others	1.3	1.2	1.1	4.0	3.7

Sales Revenue	33.0	29.9	32.3	128.0	108.7

Cost of Revenues	(17.6)	(15.6)	(17.3)	(67.5)	(58.8)
Selling, General and Admin Expense	(14.7)	(12.0)	(11.9)	(50.7)	(45.3)
Forex Gain / Loss	(0.4)	0.4	(0.5)	0.2	0.5
EBITDA Share of affiliates	0.3	0.2	0.7	1.9	1.4
Minority Interest	(0.1)	—	(0.2)	(0.3)	—
Net Other Expense	—	(0.1)	(0.1)	—	0.2

Adjusted EBITDA *	0.5	2.8	3.0	11.6	6.7
Reconciliation items :
Depreciation & amortization	(3.1)	(2.9)	(2.7)	(12.0)	(11.1)
Below EBITDA share for Affiliates	—	—	(0.2)	(0.7)	(0.5)
Profit — business / assets sold	—	—	—	—	—
Net interest	0.9	0.7	0.9	3.4	1.4
Tax	—	—	—	—	—

Net income / (loss)	(1.7)	0.6	1.0	2.3	(3.5)

Adjusted EBITDA* / (loss) $/ADR	0.01	0.07	0.07	0.27	0.18
Net income / (loss) $/ADR	(0.04)	0.01	0.02	0.05	(0.10)

*	Adjusted EBITDA represents net income / (loss) before interest, income tax, depreciation and amortization, impairment of intangible assets and results of discontinued operations.
Enterprise Services:
Business wins:
Network services: Key business wins during the quarter, along with additional engagements from some large customers for VPN services included Apeejay Park Hotels, Atos, CMC Limited, Genpact, Hutch, R Systems and SAME Deutz Fahr. There were also key wins in Internet services and International MPLS services to enterprises.
Hosting services: Key wins during the quarter for hosting services included IBM-Airtel, Macquarie Bank, Star TV and United Bank of India.

SifySecure: Key wins during the quarter include Financial Technologies, ICICI bank, Indian Bank and Hutch and Genpact for PKI related solutions.
Application Services: Key wins in application services include the African Development Bank, Escorts Construction Equipment, Kintetsu World Express, National Informatics Centre (NIC) and SAME Deutz Fahr for web applications and ICAI for online examinations.
International Business:
Sify continued its thrust in expanding its international business, led by two lines of service; Remote Infrastructure Management and Corporate eLearning Services. Both lines of business are seeing excellent customer traction and several important wins in the last quarter:
•	Sify has been chosen by a California based market research company focused on the wireless space to remotely manage their IT infrastructure

•	Sify has been chosen by a global consumer products company headquartered in UK to remotely manage their server infrastructure. Sify will be delivering these services from its global management center in Chennai

•	Sify has been selected as the preferred eLearning services partner by one of the world’s largest pharmaceutical companies, for whom Sify is already providing eLearning content development as well as remote infrastructure support for their learning technology platforms. Sify expects this engagement to scale to $3-4 Million per year in the next 12-18 months

•	Sify has been awarded substantial repeat orders from a global leader in computer software, to provide eLearning courseware for several of their current and forthcoming products. This relationship is expected to yield $3-4 Million in revenues in 2007-08

•	Sify has been chosen as the learning services provider by a global leader in aero energy to provide a range of learning services including learning strategy design and content development. Sify has already completed the design phase and will now be developing a range of eLearning courses over the next 2 years, valued at over $3.0 Million.
As part of its international expansion, Sify has opened new sales offices in London and Dubai. This is in addition to its two existing offices in California and New Jersey, USA.
Consumer Services:
Broadband:
Direct Renewal Facility: A major initiative accomplished in the beginning of the quarter was the introduction of a Direct Renewal Facility with a renewal button on the log in client for broadband subscribers. This makes their renewal process as easy as clicking on the button, choosing from the option of packages that they are offered, and paying online, or using the other payment options. So the subscriber now has the freedom to recharge according to need, convenience and time of day without having to depend on anyone. This completely replaces the earlier offline system of having to call in for renewals and having their cheques collected.

Launch of Sify Phone: Another major initiative launched on Valentine’s Day was the Sify Phone VOIP initiative. With a Sify Phone, a Sify Broadband customer can now call his loved ones (with a Sify Broadband connection and a Sify Phone) with unlimited calls for a subscription of just Rs 250 per month.
This is also a value-added service with the potential to add to revenues beyond browsing revenues in the following quarters.
Online learning courses: Online learning offers a huge opportunity in India where education is seen by the middle class as the key to upward mobility and highly valued. As a result, school and college going students are under enormous pressure to excel, often doing a slew of value added courses beyond what they cover in school or college to give them the edge. These often are far from home, adding to the stress of travel and time management of students. Our intention is to enable online learning that obviates the need for travel and for adhering to a fixed schedule.
The benefits of online learning with Sify go beyond convenience of time and place with collective learning with exposure to peers adding to student’s ability to understand concepts. Sify’s courses are designed to shrink the country into a classroom where students can interact with peers across the country, and also have their doubts addressed by a panel of experts online. The first such initiative is Sify Mathguru, an innovative math-help program that’s uses a virtual notebook and pen to explain the solution in the teacher’s voice as it annotates.
This was followed by the Sify Class Teacher, an online science program for children from grade 1 through 10, designed to encourage independent learning with 300 hours of interactive, multi-media learning and over 20, 000 assessments. With the launch of these two online learning services, Sify aims to usher in an era of anytime, anywhere learning at an extremely affordable price. These programs are available for the children of Sify broadband subscribers for a subscription of just Rs 100 per month.
The intention is to offer a bundle of benefits beyond the basic connection to offer true value to customers that makes the Sify Broadband service competitive and profitable.
I-way Cyber Cafes:
Rs 10 penetration pack: In a major new initiative to drive up new registrations, a Rs 10 subscriber pack was introduced for both trial, and for those stopping by for occasional use. This pack also served to correct the perception that iWays are more expensive than the average cyber café. This initiative resulted in the number of active registered users increasing by 45000 users during the quarter. This initiative should help in continuing to increase the number of users iWays attract in the quarters ahead
The Internet Learning Program initiative: was rolled out across 38 towns during the quarter. The launch of this program was widely reported in local newspapers and city editions of national newspapers. It was also featured on cable television in a few of the towns where the program was launched. Underprivileged students in every town were given free packages during the launch period. The program covered bank employees, students, senior citizens, training Institutes, public sector institutions and women. The response has been encouraging with about 5000 people completing the program during the quarter.

Railway ticket bookings: In addition to the 500 iWays that signed up for Railways ticket bookings the previous quarter, an additional 695 cafes signed up during this quarter. Marketing activity was initiated during the quarter to increase awareness of the train ticket booking facility at Iways to establish
iWays as synonymous with rain ticket bookings in consumer’s minds. We have also signed up 66 cafes as exclusive travel agents for railways ticket bookings.
Online bill payments enabled: Another major new initiative in the eServices area was the Electronic Bill Payments and Presentment (EBPP) system introduced in 7 cities at over 300 of our cafes. With this system, consumers can now pay their utility bills online with cash at the iWays close to their homes. The online payment to the utility is made through Sify’s payment gateway, integrated with Bill Desk (an online bill payments Company), which runs the back-end.
Cyber cafes as Western Union Money Transfer centers: During the quarter, an agreement was signed with Western Union for iWays across 24 states to become money transfer points. This is being rolled out across iWays in these states in a phased manner.
These eServices initiatives launched during this quarter are expected to increase footfalls and revenues at the iWays in the following quarters with the strategy being to penetrate the market by adding value to customers beyond browsing.
Online games: During the quarter, Sify partnered with Korean online game developer Entwell for publishing “Nostale” game in India. This is a fantasy based MMORPG game with cyber items for sale as the revenue model. Nostale is in the top 5 games list in Taiwan and top the 10 games list in Japan. Users of Sify’s A3India game have already started trading in avatars and other virtual assets, and this was felt to be a good time to launch a game with the sale of cyber items built in.
A Grand Gaming challenge was conducted in alliance with Sony’s Animax channel, nVidia, the Times of India, HCL computers and Gigabyte across 66 cities and towns in India. The regional finals were held in Delhi, Kolkata and Bangalore, culminating in a Grand Finale at Mumbai. The competition was very successful with widespread awareness over the Animax channel on TV, in print and online, with about 4500 avid gamers competing for the grand prize.
Portals:
Union Budget coverage: Sify.com’s finance portal Walletwatch.com covered the Union Budget Analysis live on video as well as in text. The Budget Special focused on the impact of the budget on the daily life of consumers. Users could opt for specific categories like taxation, commodities, consumer durables etc. for which they could receive customized mailers containing articles and information related to impact of the budget on the subject of their particular interest. The all-inclusive coverage also included a run-up to the Budget, which covered expectations about the budget, sector wish lists, market moods, detailed analysis by experts like CRISIL which was carried in text as well as live on video, views & other news. The site also covered the Economic Survey and the Union Railway Budget. During this period there was a significant jump in number of visitors.

Sifymall.com: the online shopping portal of Sify.com offered a special range of gift items and offers for Valentine’s Day. The number of visitors to the site doubled vs. last year during this period and the number of transactions also achieved significant growth as more visitors made use of the convenience and wide range of online gifting options for their loved ones across the country. In addition to the popular gifting categories like flowers, chocolates and gift hampers, jewelry and electronic items also experienced growth during this period. A unique service offered by Sifymall was a live serenade with a guitarist playing a romantic song and before delivering a bouquet of roses to user’s loved ones. Sifymall.com also offered items of special interest to women on the Women’s Day special around March 8th, 2007. All proceeds from the Women’s Day Special were given to Nanhi Kali, a charitable organization working for the benefit of the girl child.
Khel.com: the sports channel of Sify.com, offered the best online coverage of the most awaited sporting event in the country – the Cricket World Cup. Matches featuring India, as one would expect, experienced peak traffic. Sify.com also offered its users the first time ever opportunity to interact with Indian cricketing sensation and the MTV Youth Icon of the year, Mahinder Singh Dhoni, through a series of exclusive web chats on Khel.com. Over one thousand users participated in each of the one-hour chat sessions. Sify.com also offered its users Web exclusive interviews with cricketers like Tendulkar, Yuvraj and Shreeshant, as well as columns by experts like Gavasker, Miandad and Allan Border.
Sifymax.com: the leading broadband portal from Sify.com, was the official partner for the Lakme Fashion Week Summer Collection. Sifymax.com conducted the Live streaming of the hottest fashion extravaganza in the country for all 5 days of the event. Sify.com also offered behind the scenes footage, interviews with designers, models and celebrities on www.lfw.sifymax.com. Sifymax.com was the official Internet partner for the Zee Cine Awards, one of India’s most prestigious cine awards, held this year at Genting, Malaysia. Over one hundred thousand users voted online for their favorite stars & movies to win the prestigious ZCA award through Sifymax.com. Sifymax.com also partnered with Zee to offer video clips from the first ever reality show based on cricket “Cricket Stars”.
Unbeatable film content on Sify.com: The site launched the official website of Nayanthara, the leading South Indian cine queen, in 4 languages- Tamil, Telugu, Malayalam, & English. Video clips from her movies, interviews with her, photo galleries and other information about her is available on www.nayanthara.sifymax.com, continuing Sify.com’s close association with the film fraternity and providing a platform for Stars to interact with their fans. In line with this objective Sify.com launched official movie sites for the movies Pokkiri (www.pokkiri.sifymax.com) and also Evano Oruvan (www.evanooruvan.sifymax.com) starring the nation’s heartthrob Madhavan. Sify.com also conducted interactive events where fans of actress Asin who won the Sify.com’ Users Choice Award for Best Actress 2007 could meet her. Fans of leading actor Vijay were also given the chance to meet their favourite star through online and mobile-based contests.
Earnings Conference Call:
In conjunction with the earning release, Sify will host a conference call at 8:30am EDT with Mr. Raju Vegesna, Chairman of the Board and Chief Executive Officer, Mr. Suri Venkat, Chief Operating Officer and Mr. Pijush Kanti Das, Chief Financial Officer.
Interested parties may participate in the conference call by dialing 877-407-8031 (U.S. or Canada) or 201-689-8031 (international), which will also be simultaneously broadcast live over the Internet at www.sifycorp.com or www.vcall.com. Please allow extra time prior to the call to visit the site and download the streaming media software required to listen to the Internet broadcast.

The online archive of the Web cast will be available shortly after the conference call, or investors can listen to the replay by dialling 877-660-6853 or 201-612-7415 and entering account number 286 and conference ID number 236818. Please allow for some time post conference call to access the archive of the Web cast.
Board of Directors:
Mr S R Sukumara, Director on the Board, was inducted as a member of the Compensation and Audit Committees.
Mr R D Thulasiraj, Director on the Board, resigned from the Board to focus on his current assignment with the Aravind Eye Hospital, its expansion, growth and outreach activities. His resignation was accepted at the Board meeting of the 23rd April 07. As a result, he has also resigned from the Audit Committee and Compensation Committee of which he was a member.
About Sify Limited:
Sify is among the largest Internet, network and e-Commerce services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches 188 cities and towns in India. A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services and hosting. A host of blue chip customers use Sify’s corporate service offerings. Consumer services include broadband home access, dial up connectivity and the iWay cyber café chain across 158 cities and towns. The company’s network services, Data Center operations and customer relationship management are accredited ISO 9001:2000.
For more information about Sify, visit www.sifycorp.com.
Non-GAAP Financial Information
Our presentation of financial information above includes a presentation of Adjusted EBITDA. Adjusted EBITDA is neither an Indian GAAP measure nor a U.S. GAAP measure and should not be considered in isolation or as an alternative to net income as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity. Our presentation above also includes a reconciliation of Adjusted EBITDA to net income/(loss), which we believe to be the most comparable financial measure under U.S. GAAP. Adjusted EBITDA is presented because it is a basis upon which our management assesses our financial performance and because we believe some investors find it to be a useful tool for measuring a company’s financial performance and ability to fund operating obligations and capital expenditures. Investors evaluating our financial performance or analyzing our discounted cash flows based on Adjusted EBITDA should consider financing activities and non-recurring charges that are not included in the calculation. While EBITDA or derivations thereof are frequently reported by many companies as a supplemental measure of operations, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

Forward Looking Statements:
All statements included or incorporated by reference in this release, other than statements or characterizations of historical fact, are forward- looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “potential,” “continue,” similar expressions, and variations or negatives of these words. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof, and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict.
For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risks Related to Our Business” in the company’s report on Form 6-K for the quarter ended December 31, 2006 which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.
For further information please contact:

Mr. David Appasamy	Truc Nguyen
Investor Relations	Investor Relations
Sify Limited	The Global Consulting Group
+91-44-2254 0770 Ext. 2013	+1 646-284-9418
Email: david_appasamy@sifycorp.com	Email: tnguyen@hfgcg.com